Exhibit 99.2

Scotiabank announces new options for remote shareholder participation at

2020 Annual General Meeting

March 20, 2020 [Toronto] – Scotiabank today announced several new options for shareholders to participate remotely in the Bank’s 188th annual general meeting. These measures were introduced following the joint statement issued by Canadian banks and life insurance companies regarding annual meeting planning.

Scotiabank’s 188th Annual Meeting of Common Shareholders will be held on April 7, 2020, at 9:00 a.m. EDT.

“Considering the potential impact of the COVID-19 pandemic on the Bank’s stakeholders, and the directives from public health officials on large group settings, the Board of Directors believes the safest way to participate in the upcoming annual meeting is remotely and we are providing additional ways to enable this for all shareholders,” said Julie Walsh, SVP, Corporate Secretary and Chief Corporate Governance Officer, Scotiabank. “The health and well-being of our shareholders, employees and community is of utmost priority to Scotiabank. This decision is consistent with our goal of ensuring the wellbeing of all of our stakeholders, while enabling our shareholders to participate in the annual meeting.”

Shareholders are strongly encouraged to vote in advance of the meeting. Scotiabank has also enabled the following remote channels to facilitate shareholder participation:

•	All shareholders are invited to join the annual meeting and pose questions through a live webcast as well as a conference call

•

Non-registered (beneficial) owners who hold shares through an intermediary such as a securities broker, trustee or financial institution can vote their shares and pose questions via an audio webcast using the control number on their voting instruction form

•

Registered owners who hold shares directly can use the control number on their form of proxy to vote their shares using the online and fax options outlined on the form, or via telephone – the number will be posted on the Scotiabank website in advance of the meeting

Please note: the proxy materials previously distributed will not be updated and may continue to be used to vote individual shares in connection with the annual meeting.

Shareholders can visit www.scotiabank.com/annualmeeting or contact Investor Relations at 416-775-0798 or investor.relations@scotiabank.com for more information.

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For media inquiries (only):

Laura Mergelas, Global Communications

437-244-7863 (m) | 416-285-2639 (o)

laura.mergelas@scotiabank.com